                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F

                 APPLICATION FILED PURSUANT TO SECTION 8(f) OF
         THE INVESTMENT COMPANY ACT OF 1940 (the "Act") AND RULE 8f-1
                             THEREUNDER FOR ORDER
                            DECLARING THAT COMPANY
                    HAS CEASED TO BE AN INVESTMENT COMPANY


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X]  Merger

     [_]  Liquidation

     [_]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Circle Income Shares, Inc.

3.   Securities and Exchange Commission File No.: 811-2378

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]   Initial Application             [_]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     P.O. Box 77004
     Indianapolis, IN 46277-7004

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Michael V. Wible
     Bank One Corporation
     Law Department, 5/th/ Floor
     100 East Broad Street
     Columbus, OH 43271-0152

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Bank One Indiana, N.A., 111 Monument Circle, Suite 801, Indianapolis, IN 46277 (Registrant's Declaration of Trust, By-Laws and Minute Books, and records relating to its function as former adviser and administrator).

     Banc One Investment Advisors Corporation, Suite B-2, 1111 Polaris Parkway, Columbus, OH 43240 (records relating to its function as adviser and administrator).

     Bank One Trust Company, N.A., 235 West Schrock Road, Columbus, OH 43215 (records relating to its function as custodian).

     Computershare Investors Services, LLC, P.O. Box 2388, Chicago, IL 606090-2388 (records relating to its function as transfer and dividend disbursing agent).

8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [_]   Open-end          [X]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Indiana

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's
                                              ----------
     contracts with those advisers have been terminated:

     Bank One Indiana, N.A.
     111 Monument Circle
     Suite 801
     Indianapolis, IN 46277

     Banc One Investment Advisors Corporation
     Suite B-2
     1111 Polaris Parkway
     Columbus, OH 43240

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The fund's initial public offering in 1973 was underwritten by:

     Thomson & McKinnon Auchincloss Inc.
     Goldman, Sachs & Co.
     Hayden Stone Inc.
     Robert W. Baird & Co.
     The Ohio Company

     A subsequent offering in 1975 was underwritten by:

     Thomson & McKinnon Auchincloss Inc.
     City Securities Corporation
     J. J. Hilliard - W. L. Lyons, Inc.
     Traub and Company, Inc.
     Reinholdt & Gardner
     Raffensperger, Hughes & Co., Inc.

13.  If the fund is a unit investment trust ("UIT") provide:

     N/A

     (a)  Depositors' name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_]   Yes               [X]   No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]   Yes               [_]   No

     If Yes, state the date on which the board vote took place:

     The board of directors approved the merger on October 18, 2000.

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]   Yes               [_]   No

     If Yes, state the date on which the shareholder vote took place:

     The shareholder vote occurred on January 9, 2001.

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]   Yes               [_]   No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          January 19, 2001 (ex-date of an ordinary distribution)
          January 22, 2001 (closing)

     (b)  Were the distributions made on the basis of net assets?

          [X]   Yes              [_]   No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]   Yes              [_]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [_]   Yes              [_]    No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [_]   Yes               [X]   No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]   Yes               [_]   No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

               None

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]   Yes               [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [_]   Yes               [X]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [_]   Yes               [_]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_]   Yes               [X]   No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:

                    Legal (Baker & Daniels)                      $ 12,880.14
                    Legal (Ropes & Gray)                         $ 31,989.38
                    Legal (Brown, Cumins & Brown)                $ 10,764.49
                                                                 -----------
                                                                 $ 55,634.01

          (ii)   Accounting expenses:

                    PricewaterhouseCoopers                       $  5,600.00
                    Arthur Anderson                              $  1,500.00
                                                                 -----------
                                                                 $  7,100.00

          (iii)  Other expenses (list and identify separately):

                    Board Materials                              $     54.72

                    EDGAR Filing/Printing Proxy                  $ 38,930.14
                    Computershare Investor Services              $  8,035.95
                    Shareholder Communication Corp.              $  7,333.27
                    ADP                                          $  5,987.28
                    Proxy Forwarding
                         Bank of New York                        $     26.85
                         Chase Manhattan                         $      5.00
                         ICE Proxy Services                      $     61.48
                                                                 -----------
                                                                 $ 60,434.69

          (iv)   Total expenses (sum of lines (i)-(iii) above):  $123,168.70

     (b)  How were those expenses allocated?

          See answer to (c).

     (c)  Who paid those expenses?

          Circle Income and One Group Mutual Funds were each responsible for their own expenses in connection with the Reorganization. However, Banc One Investment Advisors Corporation, investment adviser to One Group Mutual Funds, assumed the costs of proxy materials and proxy solicitations, legal expenses, portfolio transfer taxes and other similar expenses.

     (d)  How did the fund pay for unamortized expenses (if any)?

          The fund did not have any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]   Yes               [X]   No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [_]   Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_]   Yes               [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

                    One Group Mutual Funds

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

                    811-4236

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     The plan of reorganization was filed on November 27, 2000 as part of Circle Income's definitive proxy statement on Form N-14. The file number was 811-2378.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Circle Income Shares, Inc, (ii) he is the Treasurer of Circle Income Shares, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date:  March 4, 2001                           /s/ Robert L. Young
       --------------------------              -------------------
                                               Robert L. Young
                                               Treasurer

                                Proposed Notice

                     Pegasus Funds; Notice of Application
                        Investment Company Act of 1940

                Release No. IC-____________; File No. 811-2378

                         Date: _________________, 1999

TEXT:
Agency:  Securities and Exchange Commission ("SEC")

Action: Notice of application for deregistration under the Investment Company Act of 1940, as amended (the "1940 Act").

Applicant:  Circle Income Shares, Inc. ("Applicant").

Relevant 1940 Act Section:  Order requested under Section 8(f).

Summary of Application: Applicants request an order declaring that it has ceased to be an investment company under the 1940 Act.

Filing Date:  The application was filed on _______________, 2001.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Requests for a hearing should be received by the SEC by 5:30 p.m. on ______________, 2001, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Requests for a hearing should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, c/o Michael V. Wible, Esq., Bank One Corporation, 100 East Broad Street, 5th Floor, Columbus, OH, 43271-0152.

For Further Information Contact: __________________, Staff Attorney at (202) 942-_____, or _________________, Branch Chief, at (202) 942-_____, (Division of
Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC'S Public Reference Branch.

Applicants' Representations:

Applicant is a closed-end management investment company organized as an Indiana corporation.

At a meetings of the Board of Directors of the Applicant (the "Board") held on October 18, 2000, the Board determined that the proposed Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Applicant and One Group Mutual Funds, providing for (i) the transfer of substantially all of the assets and liabilities of the Applicant to One Group Income Bond Fund, and
(2) the distribution of One Group Income Bond Fund shares to shareholders of the Applicant according to their respective interests in liquidation of the Applicant (the transactions in (1) and (2) are hereinafter collectively called the "Reorganization") was in the best interests of the shareholders of the Applicant. At the October 18, 2000 meeting, the Board also approved the holding of a Special Shareholders Meeting to approve or disapprove the Reorganization Agreement and the transactions contemplated thereby.

Preliminary copies of a Notice of Special Meeting of Shareholders, Proxy Statement and forms of Proxy for the Applicant were filed by the Applicant with the SEC on October 20, 2000, pursuant to Rule 14a-6(b) under Securities Exchange Act of 1934, as amended (the "1934 Act"), and definitive copies of each such materials were filed by the Applicant with the SEC pursuant to Rule 14a-6(b) under the 1934 Act on November 27, 2000. Such materials were mailed to shareholders of the Applicant on or about November 20, 2000. The Reorganization Agreement dated as of October 18, 2000, was approved by the shareholders of the Applicant at a special meeting held on January 9, 2001.

On January 22, 2001 pursuant to the terms of the Reorganization Agreement, all of the assets and known liabilities of the Applicant were transferred to One Group Income Bond Fund in exchange for shares of One Group Income Bond Fund. Applicant thereafter made a liquidating distribution to its shareholders of a like number of full and fractional shares of One Group Income Bond Fund.

The Applicant and One Group Mutual Funds were each responsible for their own expenses in connection with the Reorganization. However, Banc One Investment Advisors Corporation assumed the costs of proxy materials and proxy solicitations, legal expenses, portfolio transfer taxes and similar expenses.

Applicant has retained no assets. Applicant has no outstanding debts or liabilities. Applicant is not currently a party to any litigation or administrative proceeding. As of the date of this filing, Applicant has no securityholders. Applicant is not now engaged, nor does it propose to engage, in any business activities other than those necessary for the winding up of its affairs. Applicant has no securityholders to whom distributions in complete liquidation has not been made. Applicant has filed the necessary documentation with the State of Indiana to effect its dissolution as an Indiana corporation.

     For the SEC, by the Division of Investment Management, pursuant to delegated authority.

                                             __________________________________
                                             Jonathan G. Katz
                                             Secretary